SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 16, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     On November 19, 2010, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing the closing on November 19, 2010 of its follow-on offering of 6,500,000 shares of common stock at $5.50 per share, raising gross proceeds of approximately $35.7 million. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On November 16, 2010, Navios entered into an Underwriting Agreement with the underwriters identified therein in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this Report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. is filed as Exhibit 5.1 as part of this Report.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 19, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1	Underwriting Agreement dated November 16, 2010

5.1	Opinion of Reeder & Simpson P.C. dated November 19, 2010

99.1	Press Release dated November 19, 2010